Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements: Form S-8 No. 333-240117 pertaining to the Textron Savings Plan and the Textron Canada Savings Plan, Form S-8 No. 333-205932 pertaining to the 2015 Long-Term Incentive Plan, Form S-8 No. 333-144977 pertaining to the 2007 Long-Term Incentive Plan, and Form S-3 No. 333-240116 pertaining to the automatic shelf registration of common stock, preferred stock, senior debt securities and subordinated debt securities of Textron Inc. of our reports dated February 16, 2023, with respect to the Consolidated Financial Statements and schedule of Textron Inc. and the effectiveness of internal control over financial reporting of Textron Inc. included in this Annual Report (Form 10-K) of Textron Inc. for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 16, 2023